Harvard Ave Acquisition Corporation

c/o Robinson & Cole LLP

Chrysler East Building

666 Third Avenue, 20th Floor

New York, NY 10017

VIA EDGAR

July 15, 2025

Benjamin Holt

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Harvard Ave Acquisition Corporation

Registration Statement on Form S-1

Filed February 11, 2025

File No. 333-284826

Dear Mr. Holt:

Harvard Ave Acquisition Corporation (“we” or the “Company”) hereby provides responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in the letter dated February 24, 2025, regarding the Company’s Registration Statement on Form S-1 referenced above. Contemporaneously, the Company is filing an amendment to the Registration Statement on Form S-1 (the “Amended Registration Statement”) via Edgar.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Registration Statement on Form S-1 filed February 11, 2025

Cover Page

1.	We note, as you state on page 124 and elsewhere, that each unit now consists of one Class A ordinary share and one right to receive one-eighth (1/8) of one Class A ordinary share. Please ensure the unit structure is clearly disclosed on the cover page. Please also ensure the filing fee table includes all of the securities that you intend to register with this registration statement, including 28,750,000 rights as you state on page 16.

Response: In response to the Staff’s comment, we have revised the disclosures on the cover page of the Amended Registration Statement and the filing fee table. Additionally, as we amended the offering terms, we have also revised the composition of the unit throughout the Amended Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ze’-ev D. Eiger of Robinson & Cole LLP, at (212) 451-2907.

Very truly yours,

By:	/s/ Sung Hyuk Lee
Sung Hyuk Lee

cc:	Ze’-ev D. Eiger, Esq.
Arila E. Zhou, Esq.
Robinson & Cole LLP